Filed Pursuant to Rule 424(b)(3)
Registration No. 333-294258

TIAA REAL ESTATE ACCOUNT

SUPPLEMENT NO. 2
Dated November 2, 2026 to the Statutory Prospectus (“Prospectus”) dated May 1, 2026

Suspension and Temporary Discontinuation of the Income Test Drive

Effective December 31, 2026, TIAA will suspend and temporarily discontinue the Income Test Drive feature under the Contracts until further notice. As of that date, all withdrawal payments to contract owners under the Income Test Drive will cease.

This change does not affect contract owners who have already annuitized under a one-life annuity, two-life annuity or annuity for a fixed period, or contract owners in the Accumulation Period who have not elected the Income Test Drive.
Accordingly, the Prospectus is revised as follows:

1.The first sentence and the third bullet point of the third paragraph under the heading “The annuity period in general” on page 113 are hereby revised as follows (changes are denoted in bold/italic):

“For one-life annuities, two-life annuities, annuities for a fixed period and Income Test Drive (which has been suspended and temporarily discontinued effective December 31, 2026 until further notice) (described, below, under 'Annuity income options'), your initial income payments are based on the value of your accumulation on the last Valuation Day before the annuity starting date. We calculate initial income based on: the amount of your accumulated balance that you apply to begin to receive income; the income option or options you choose; and an assumed annual investment return of 4% and, for one-life annuities, two-life annuities, and Income Test Drive (which has been suspended and temporarily discontinued effective December 31, 2026 until further notice), mortality assumptions for you and your annuity partner, if you have one. On your annuity starting date, all of your Accumulation Units allocated to one-life annuities, two-life annuities or annuities for a fixed period will be converted to Annuity Units of the Account. TIAA will no longer accept new elections of the Income Test Drive, or permit any further withdrawal payments to contract owners thereunder, on or after December 31, 2026.”

2.The first sentence of the fifth paragraph under the heading “The annuity period in general” on page 113 is hereby revised as follows (change is denoted in bold/italic):

“For one-life annuities, two-life annuities, annuities for a fixed period, and Income Test Drive (which has been suspended and temporarily discontinued effective December 31, 2026 until further notice) there are two Income Change Methods for annuity payments: annual and monthly.”

3.The last sentence of the third bullet point titled “Minimum Distribution Option (“MDO”)” under the heading “Annuity income options” on page 116 is hereby revised as follows (change is denoted in bold/italic):

“Subject to the provisions of your employer’s plan, you may elect an income test drive (which has been suspended and temporarily discontinued effective December 31, 2026 until further notice) (see Income Test Drive below), an optional feature that provides variable payments to you for a 2-year period by taking withdrawals from your contract.”

4.The last two sentences of the paragraph under the heading “Income Test Drive” on page 116, are hereby revised and replaced in its entirety as follows (change is denoted in bold/italic):

“Effective December 31, 2026, TIAA will suspend and temporarily discontinue the Income Test Drive until further notice. In the future, TIAA may relaunch, modify or permanently discontinue the Income Test Drive feature at any time, and it may not be available under your employer's plan.”

Please read this Supplement carefully and retain this along with your Prospectus for future reference.

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